[redacted]

09055707

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 42982 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wm. H. Murphy & Company, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

770 South Post Oak Lane, Suite 690
(No. and Street)

Houston (City) Texas (State) 77056 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William H. Murphy 713-965-9494
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George
(Name – *if individual, state last, first, middle name*)

2300 Honey Locust Drive (Address) Irving (City) Texas (State) 75063 (Zip Code)

SEC
Mail Processing
Section
FEB 26 2009
Washington, DC
103

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, William H. Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wm. H. Murphy & Company, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Designated Principal

Title

Notary Public

DEBRA M. SCHAPS
Notary Public, State of Texas
My Commission Expires
December 18, 2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

# WM. H. MURPHY & CO., INC.

# FINANCIAL REPORT

# DECEMBER 31, 2008

## CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

## INDEPENDENT AUDITOR'S REPORT

Board of Directors
Wm. H. Murphy & Co., Inc.

We have audited the accompanying statement of financial condition of Wm. H. Murphy & Co., Inc. as of December 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wm. H. Murphy & Co., Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
February 17, 2009



2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

**WM. H. MURPHY & CO., INC.**
**Statement of Financial Condition**
**December 31, 2008**

| | |
|---|---|
| **ASSETS** | |
| Cash | $ 135,414 |
| Commissions receivable from clearing/broker dealer | 2,194 |
| Other receivables | 39,060 |
| Marketable securities | 66,743 |
| Clearing deposit | 14,547 |
| Property and equipment, net | 1,000 |
| **TOTAL ASSETS** | $ 258,958 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | |
| **Liabilities** | |
| Accounts payable | $ 42,460 |
| Payable to related parties | 2,143 |
| TOTAL LIABILITIES | 44,603 |
| Stockholder's Equity | |
| Common stock, $1 par value, 1,000,000 shares authorized, 8,000 shares issued and outstanding | $ 8,000 |
| Additional paid-in capital | 712,524 |
| Accumulated deficit | (506,169) |
| Total Stockholder's Equity | 214,355 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ 258,958 |

See notes to financial statements.

**WM. H. MURPHY & CO., INC.**
**Statement of Income**
**Year Ended December 31, 2008**

| | |
|---|---|
| **Revenue** | |
| Investment banking | $ 1,420,296 |
| Securities commissions | 55,113 |
| Other revenue | 6,750 |
| TOTAL REVENUE | 1,482,159 |
| **Expenses** | |
| Compensation and related costs | 1,240,328 |
| Clearing and other charges | 22,711 |
| Communications | 17,261 |
| Occupancy and equipment | 47,431 |
| Regulatory fees and expenses | 7,756 |
| Professional fees | 53,676 |
| Other expenses | 49,308 |
| TOTAL EXPENSES | 1,438,471 |
| Net income before other loss and provision for income taxes | 43,688 |
| **Other Loss** | |
| Unrealized loss on marketable securities | (34,266) |
| Net income before provision for income taxes | 9,422 |
| Income taxes - state | 2,155 |
| NET INCOME | $ 7,267 |

See notes to financial statements.

**WM. H. MURPHY & CO., INC.**
**Statement of Changes in Stockholder's Equity**
**Year Ended December 31, 2008**

| | Common Shares | Common Stock | Additional Paid-in Capital | Accumulated Deficit | Total |
|---|---|---|---|---|---|
| Balances at December 31, 2007 | 8,000 | $ 8,000 | $738,024 | $ (513,436) | $ 232,588 |
| Return of capital to shareholder | - | - | (25,500) | - | (25,500) |
| Net income | - | - | - | 7,267 | 7,267 |
| Balances at December 31, 2008 | 8,000 | $ 8,000 | $712,524 | $ (506,169) | $ 214,355 |

See notes to financial statements.

**WM. H. MURPHY & CO., INC.**
**Statement of Cash Flows**
**Year Ended December 31, 2008**

| | |
|---|---|
| **Cash flows from operating activities:** | |
| Net income | $ 7,267 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Unrealized loss on marketable securities | 34,266 |
| Changes in assets and liabilities | |
| Decrease in commissions receivable from clearing broker/dealer | 234 |
| Increase in other receivables | (39,060) |
| Increase in clearing deposit | (239) |
| Increase in accounts payable | 27,524 |
| Decrease in payable to related parties | (5,971) |
| Net cash provided by operating activities | 24,021 |
| **Cash flows from financing activities:** | |
| Return of capital to shareholder | (25,500) |
| Net decrease in cash | (1,479) |
| Cash at beginning of year | 136,893 |
| Cash at end of year | $ 135,414 |

**Supplemental Disclosures of Cash Flow Information:**

There was no cash paid during the year for interest or income taxes.

See notes to financial statements.

**WM. H. MURPHY & CO., INC.**
**Notes to Financial Statements**

## Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Wm. H. Murphy & Co., Inc., (Company), was organized in the state of Texas in 1990. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's customers are primarily individuals and corporations located throughout the United States.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable Securities

Marketable securities are held for investment purposes. The increase or decrease in fair value is credited or charged to operations.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided for using accelerated methods over the estimated useful lives of primarily five to seven years.

**WM. H. MURPHY & CO., INC.**
**Notes to Financial Statements**

## Note 1 - Nature of Business and Summary of Significant Accounting Policies Continued)

Investment Banking Fees

The Company recognizes investment banking fees when earned under the respective agreements.

Security Transactions

Security transactions and the related commission revenue and expense are recorded on a trade date basis.

Income Taxes

In December 2008, the Financial Accounting Standards Board issued FASB Staff Position (FSP) FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." FSP FIN 48-3 permits an entity within its scope to defer the effective date of FASB Interpretation 48 (Interpretation 48), *Accounting for Uncertainty in Income Taxes*, to its annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of Interpretation 48 for the year ending December 31, 2008. The Company evaluates its uncertain tax positions using the provisions of FASB Statement 5, *Accounting for Contingencies*. Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. The Company has no loss contingency recognized at December 31, 2008.

## Note 2 - Transactions with Clearing Broker Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $5,000 as a deposit in an account with the clearing broker/dealer.

## Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital and net capital requirements of $159,366 and $5,000, respectively. The Company's net capital ratio was 0.28 to 1.

**Note 4 - Marketable Securities**

Marketable securities consist of common stock with a fair value of $66,743, cost of $24,826, accumulated unrealized gains of $41,917, and unrealized loss for the year ended December 31, 2008 of $34,266.

**Note 5 - Property and Equipment**

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

| | |
|---|---|
| Furniture and fixtures | $ 4,817 |
| Office equipment | 5,650 |
| | 10,467 |
| Accumulated depreciation | (9,467) |
| | $ 1,000 |

**Note 6 - Income Taxes**

The Company's current year taxable income was fully offset by prior years net operating losses. The Company has a net operating loss carryforward remaining of approximately $407,000 available to offset future taxable income, which begins expiring in 2016. The net operating loss carryforward and the accumulated unrealized gains on marketable securities create a net deferred tax asset of approximately $55,000; however, the entire amount has been offset by valuation allowance, therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

**Note 7 - Office Lease**

The Company leases office space under a noncancelable operating lease through December 2009. Office rent expense for the year was $28,808 and is reflected in the accompanying statement of income as occupancy and equipment costs.

**Note 8 - Off-Balance-Sheet Risk and Concentration of Credit Risk**

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

## Schedule I

**WM. H. MURPHY & CO., INC.**
**Computation of Net Capital and Aggregate Indebtedness**
**Pursuant to Rule 15c3-1**
**December 31, 2008**

| | |
|---|---|
| Total stockholder's equity qualified for net capital | $ 214,355 |
| Deductions and/or charges | |
| Non-allowable assets: | |
| Other receivables | 39,060 |
| Property and equipment, net | 1,000 |
| Total deductions and/or charges | 40,060 |
| Net capital before haircuts | 174,295 |
| Haircuts on securities: | |
| Marketable securities | 10,011 |
| Undue concentration | 4,918 |
| Total haircuts on securities | 14,929 |
| Net Capital | $ 159,366 |
| Aggregate indebtedness | |
| Accounts payable | $ 42,460 |
| Payable to related parties | 2,143 |
| Total aggregate indebtedness | $ 44,603 |
| Computation of basic net capital requirement | |
| Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness) | $ 5,000 |
| Net capital in excess of minimum requirement | $ 154,366 |
| Ratio of aggregate indebtedness to net capital | 0.28 to 1 |

**Schedule II**

**WM. H. MURPHY & CO., INC.**
**Reconciliation of the Computation of Net Capital**
**with that of the Registrant as**
**Filed in Part IIA of Form X-17a-5**
**As of December 31, 2008**

| | |
|---|---|
| Net capital as reported by Registrant in Part IIA of Form X-17a-5 as of December 31, 2008 (unaudited) | $ 145,004 |
| Adjustments made by Registrant prior to filing Amended Form X-17a-5: | |
| Decrease in accounts payable | 14,362 |
| Net capital as computed on Schedule I | $ 159,366 |

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

**INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)**

Board of Directors
Wm. H. Murphy & Co., Inc.

In planning and performing our audit of the financial statements of Wm. H. Murphy & Co., Inc. (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
February 17, 2009